Rondout Partners, LLC
Financial Statements and Supplementary Information
December 31, 2024

This report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT to be posted on www.sec.gov

CONFIDENTIAL

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SEC FILE NUMBER
8-70190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rondout Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

617 Berme Rd.
(No. and Street)

High Falls	NY	12440
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole DeLany	(646)753-0040	nd@rondoutgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

•Ł-94/8, Wazirpur Industrial Area, Main Ring Rd	New Dehli	Delhi	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

PUBLIC

OATH OR AFFIRMATION

I, Pedro Garcia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rondout Partners, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO/President/Managing Director

[signature] 2/21/25
Notary Public

FASIL A. YILMA
Notary Public, State of New York
No. 01YI6342601
Qualified in New York County
Commission Expires May 23, 2028

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RONDOUT PARTNERS, LLC

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of
Rondout Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Rondout Partners, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as Rondout Partners, LLC's auditor since 2023.

New Delhi, India
Date: March 5, 2025

RONDOUT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
Cash	$ 91,991
Prepaid Expenses	6,076
TOTAL ASSETS	**$ 98,067**
LIABILITIES AND MEMBER'S EQUITY	
Accrued Liabilities	$ 4,400
Total Liabilities	4,400
Member's Equity	93,667
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 98,067**

See accompanying notes to financial statements.

1. Organization and Nature of Business Activity

Rondout Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC), all effective February 15, 2019. It was formed on May 25, 2018 as a multiple member Limited Liability Company in the State of New York, where it is located. Effective September 20, 2024 the Company is owned by a single member. The Company changed its name from Dalkeith Group, LLC on November 9, 2020.

The Company engages in the private placement of securities and providing associated advisory services.

Effective December 31, 2020, the Company revised its FINRA Membership Agreement to rely on *Footnote 74 of SEC Release No. 34-70073.* The Company is not subject to the requirements of SEC Rule 15c3-3 by nature of its business. (See Note 4)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash

The Company maintains a bank account with a major financial institution. The company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $91,990.59 at December 31, 2024 did not exceeded the FDIC limit. The Company has not experienced any losses with respect to this concentration.

Accounts Receivable

Accounts receivable are uncollateralized obligations due under normal terms granted by the Company. An allowance for doubtful accounts is recorded as necessary to state Accounts receivable at net realizable value. The Company's assessment of relevant collectability factors is in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company did not have any Accounts receivable as of December 31, 2024.

2. Summary of Significant Accounting Policies - continued

Revenue Recognition

The Company recognizes revenues in accordance with *ASC 606, Revenue from Contracts with Customers.* Revenues are stated net of amounts deemed not probable of realization. The Company's methodology:

- A valid contract is approved by both parties, who are committed to its completion.
- The Company identifies its performance obligations under the contract terms.
- The Company determines the contract revenue amount as that both probable of collection and, for variable consideration and uncertainties, not a probable risk of subsequent reversal when such matters are resolved;
- The Company's contract revenue is allocated among its performance obligations;
- The Company recognizes the revenue associated with its completed performance obligations;
- Annually, the Company: 1) performs the *ASC 326* net realizable value assessment referred to in the preceding paragraph; and 2) updates the above-noted evaluation of revenue related to variable consideration and uncertainties;
- Customer billings are made in accordance with the contract's terms, which may result in differences between amounts billed and those appropriate for revenue recognition. In such cases, the Company records an asset or liability balance to properly state revenues.

The Company earns fees from the private placement of securities; and providing related advisory services. These fees are recognized when the associated performance obligations per the customer agreement are satisfied, subject to the Company's stated realization and collectability reviews. Typically, private placement fees are recognized upon the closing date of the underlying placement transaction, when the counterparty and terms are established, and collection becomes assured. Retainer and advisory services fees are typically recognized over a period of time or as specific services are performed, depending on the terms of the customer agreement. or the year ended December 31, 2024, the Company did not have retainer and advisory services fees from customers.

Engagement Costs

Costs that are associated with customer engagements may include commissions; bonuses; sub-contracted and expert services; governmental authority fees; and other expenses. The Company recognizes these engagement costs in the same accounting period as the related contract revenues. In the event that a customer engagement is ended before completion, the associated engagement costs are written off.

3. Income Taxes

As a single member limited liability company, the Company treated as a disregarded entity for income tax reporting purposes. Its net income or loss is allocated to the ultimate beneficial individual member for federal, and state income taxes. Therefore, no provision for federal and state income taxes has been made in these financial statements.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Company's tax returns are subject to examination by these tax authorities in accordance with the applicable statute of limitations, generally three years. No tax examinations occurred during the year ended December 31, 2024.

4. SEC Rule 15c3-3

As stated in Note 1, the Company does not claim an exemption from SEC Rule 15c3-3 under the exemption provisions of that Rule's paragraph (k). Instead, the Company qualifies for exemption from Rule 15c3-3 by reliance on *Footnote 74 of SEC Release No. 34-70073*, including:

- the Company does not directly or indirectly receive, hold, or otherwise owe customers' funds or securities, as defined;
- does not carry customers' accounts;
- does not carry Proprietary Accounts of Broker-Dealers ("PAB Accounts).

The Company is required to file an annual Exemption Report concerning its compliance with the *Footnote 74* requirements and exemption from Rule 15c3-3.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had netcapital of $87,591 which was $82,591 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

6. Commitments and Contingencies

The Company may at times be involved in litigation, claims and regulatory actions arising out of its business. The Company is not aware of any such matters against the Company as of December 31, 2024 and for the year ended December 31, 2024. The Company had no commitments, guarantees or indemnifications as of December 31, 2024.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement advisory and associated advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see NOTE 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distribution to the member.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 2). The Company derived 100% of its revenues from one client.

8. Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2024 through today, February 20, 2024 the date the financial statements were issued. There were no matters identified which required recording or disclosure in the financial statements.